UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)
INFOCROSSING, INC.
(Name of subject company (Issuer))
WIPRO LIMITED
ROXY ACQUISITION CORP.
(Names of Filing Persons (Offerors))

American Depositary Shares	97651M109
(Title of classes of securities)	(CUSIP number of common stock)
Doddakannelli
Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0011
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Raj. S. Judge, Esq.
Martin Korman, Esq.
Christopher A. Rose, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Disclosure of Entry Into Definitive Agreement
     On August 6, 2007, Wipro Limited (“Wipro”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Wipro, Roxy Acquisition Corp. (“Merger Sub”), an indirect wholly-owned subsidiary of Wipro, and Infocrossing, Inc. (“Infocrossing”) pursuant to which Wipro shall acquire Infocrossing, a provider of IT infrastructure management, for $18.70 per share in an all cash deal.
     The acquisition will be conducted by means of a tender offer for all of the outstanding shares of Infocrossing, followed by a merger of Infocrossing with Merger Sub that will result in Merger Sub becoming an indirect wholly owned subsidiary of Wipro. Wipro expects to commence the tender offer promptly.
     Wipro’s acceptance of the shares tendered in connection with the tender offer is subject to customary conditions, including, among others, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the receipt of any other material antitrust or merger control approvals. In addition, Wipro’s acceptance of the tendered shares is subject to Wipro’s ownership, following such acceptance, of at least a majority of all then-outstanding shares of Infocrossing common stock.
     The closing of the merger is subject to customary closing conditions, and, depending on the number of shares held by Wipro after its acceptance of the shares properly tendered in connection with the offer, approval of the merger by the holders of Infocrossing’s outstanding shares after the completion of the tender offer also may be required.
     On August 6, 2007, Wipro issued a press release announcing that it had agreed to acquire Infocrossing. The text of the press release is furnished as Exhibit 99.1 attached hereto. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act and shall not be deemed incorporated by reference into any filing under the Securities Act.
Exhibits
99.1	Text of Wipro’s press release, dated August 6, 2007, entitled “ Wipro to acquire Infocrossing” (furnished herewith).
     The tender offer for the common stock of Infocrossing, Inc. (“Infocrossing”) has not yet commenced. This filing is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing’s common stock. The solicitation and the offer to buy shares of Infocrossing common stock will be made only pursuant to an offer to purchase and related materials that Wipro Limited (“Wipro”) intends to file with the SEC on Schedule TO. Infocrossing also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Infocrossing stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Infocrossing stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Wipro (with respect to documents filed by Wipro with the SEC), at www.wipro.com, or from Infocrossing (with respect to documents filed by Infocrossing with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
Forward Looking Statements
     This filing and the exhibit hereto contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the acquisition, the expected timing of the completion of the transaction, and the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction. Wipro assumes no obligation and does not intend to update these forward-looking statements.

INDEX TO EXHIBITS
Exhibits
99.1	Text of Wipro’s press release, dated August 6, 2007, entitled “Wipro to acquire Infocrossing” (furnished herewith).